Exhibit 11

                    RAMSAY HEALTH CARE, INC. AND SUBSIDIARIES

                       COMPUTATION OF NET INCOME PER SHARE
                                   (unaudited)



                                                             Quarter Ended
                                                              September 30
                                                       1996          1995


PRIMARY
   Weighted average common shares outstanding.......  8,173,731     7,721,142
   Class B convertible preferred stock, Series C....        ---*          --- *
        TOTAL COMMON AND DILUTIVE
        COMMON EQUIVALENT SHARES....................  8,173,731     7,721,142

        Net Income (Loss) Available to Common
         Shareholders............................... $   57,000**  $ (482,000)**

        NET INCOME (LOSS) PER SHARE.................      $0.01        $(0.06)

FULLY DILUTED
   Weighted average common shares outstanding.......  8,173,731     7,735,328
   Class B convertible preferred stock, Series C....        ---*         --- *
        TOTAL COMMON AND DILUTIVE
        COMMON EQUIVALENT SHARES....................  8,173,731     7,735,328

        Net Income (Loss) Available to Common
         Shareholders............................... $   57,000**  $ (482,000)**


        NET INCOME (LOSS) PER SHARE................. $      0.01       $(0.06)





* The Class B convertible preferred stock, Series C were anti-dilutive in the quarters ended September 30, 1996 and 1995 and, accordingly, were not considered in the calculation of earnings per share in these quarters.

** Net income (loss) reported for the period was decreased (increased) by dividends related to the Class B convertible preferred stock, Series C, totalling $91,000.